50
8/22/05

VF 8/1-05



SECURITIES AND EXCHANGE COMMISSION

05043399

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **06/01/04** (MM/DD/YY) AND ENDING **05/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 01 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

NAME OF BROKER-DEALER:

Virchow Krause Capital, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison	**WI**	**53718-7398**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Tredinnick — 608-240-2318
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
AUG 24 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kim Tredinnick, affirm that, to the best of my knowledge and belief, the accompanying statement c financial condition pertaining to the firm of Virchow Krause Capital, LLC, as of May 31, 2005, is true an correct. I further affirm that neither the company nor any partner, proprietor, member, principal officer o director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 28th day of July 2005

Nancy J. Simenson



OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Kim L. Tredinnick
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

VIRCHOW KRAUSE CAPITAL, LLC AND SUBSIDIARY

Madison, WI

Statements of Financial Condition

May 31, 2005 and 2004

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934



AM&G

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

VIRCHOW KRAUSE CAPITAL, LLC AND SUBSIDIARY

TABLE OF CONTENTS



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Member and Board of Directors
Virchow Krause Capital, LLC and Subsidiary
Madison, WI

We have audited the accompanying consolidated statements of financial condition of Virchow Krause Capital, LLC and Subsidiary (a wholly-owned subsidiary of Virchow, Krause & Company, LLP) as of May 31, 2005 and 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Virchow Krause Capital, LLC and Subsidiary as of May 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
June 30, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

VIRCHOW KRAUSE CAPITAL, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
May 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 199,874	$ 346,288
Accounts receivable	528,931	606,816
Prepaid expenses	70,891	3,782
TOTAL ASSETS (all current)	$ 799,696	$ 956,886

LIABILITIES AND MEMBER'S EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts payable to related party	$ 169,357	$ 44,945
Retainers received from clients	88,750	55,000
Deferred revenue	25,740	-
TOTAL LIABILITIES (all current)	283,847	99,945
MEMBER'S EQUITY	515,849	856,941
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 799,696	$ 956,886

See notes to consolidated financial statements.

NOTE 1 - Organization and Nature of Business

The financial statements include the financial statements of Virchow Krause Capital, LLC (the "Parent") and its 99.99% owned subsidiary, Valued Advisor Fund, LLC (collectively, the "Company"). All intercompany accounts and transactions have been eliminated during the course of the preparation of the consolidated financial statements.

The Parent is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the NASD as an "introducing broker," electing not to carry customer monies or securities. The Parent's primary sources of revenue are commissions from private investment banking activities, including private placement equity offerings, mergers and acquisitions, allocations and placements of New Market Tax Credits (NMTC), financial restructuring and advisory services and sales of annuity products. Private Placement Offerings are sold on a subscription way basis.

The Parent is a Wisconsin limited liability company that is a wholly-owned subsidiary of Virchow, Krause & Company, LLP (VK). The Parent was formed on August 21, 2001 and operates with a May 31 fiscal year-end.

On September 3, 2004, Valued Advisor Fund, LLC (VAF) was formed as a 99.99% owned subsidiary of the Company. VAF is an Illinois limited liability company. VAF is a qualified Community Development Entity (CDE) that holds New Market Tax Credits allocation authority to assist it in raising capital for investment in Qualified Active Low-Income Community Businesses (QALICB's) pursuant to Section 45D of the Internal Revenue Code. VAF was granted an allocation of $50 million of NMTC authority from the U.S. Treasury's Community Development Financial Institutions Fund (CDFI Fund) under an Allocation Agreement dated May 11, 2005. In general, under Section 45D of the Internal Revenue Code, a qualified investor in a CDE can receive the NMTC to be used to reduce Federal taxes otherwise due each year of a seven-year period.

NOTE 2 - Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue from private placements that are on a commission basis and fees for the placement of New Market Tax Credits at the time of settlement of the related offering or at the time that all related services required by the Company to complete the offering have been provided. Revenue from engagements completed on a time and material basis, such as from providing merger and acquisition and financial restructuring advisory services, are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

NOTE 2 - Significant Accounting Policies (cont.)

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. At times the Company has cash balances on deposit with banks that exceed the FDIC insured amount.

Accounts Receivable

As of May 31, 2005 and 2004, all receivables are considered to be collectible and no allowance for doubtful accounts is deemed necessary. At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. No interest is accrued on delinquent accounts. The Company has a history of minimal uncollectible amounts. At year-end, the Company had no accounts receivable that were in excess of 90 days outstanding.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to VK (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related-Party Transactions

The Company is wholly owned by VK, who charges the Company a monthly administrative fee for administrative duties performed by VK on the Company's behalf.

The Company also reimburses VK monthly for salaries and wages it pays on the Company's behalf.

In addition, the Company pays commission fees to an entity related through common ownership.

At May 31, 2005 and 2004, respectively, the Company had accounts payable of $169,357 and $44,945 due to VK for the above reimbursements and fees.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2005 and 2004, the Company had net capital of $(83,973) and $246,343, respectively, which was correspondingly $(102,896) and $239,680 in deficit or excess of its required net capital of $18,923 and $6,663, respectively. At May 31, 2005 and 2004, the Company's net capital ratio was (338.00) to 1.00 and .41 to 1.00, respectively.

While the Company had positive member equity of $515,849 as of May 31, 2005, the Company was out of compliance with the net capital requirements of the Net Capital Rule because of the amount of receivables held by the Company that are nonallowable under the SEC's minimum capital requirements. On June 14, 2005, an additional $100,000 of capital was contributed and on June 30, 2005, an additional $50,000 of capital was contributed by the Company's parent, Virchow, Krause & Company, LLP. The Company believes it was in compliance with the SEC's net capital requirements as of June 30, 2005.

NOTE 5 - Concentration of Revenue

Following is the revenue received from significant clients for the years ended May 31, 2005 and 2004:

	2005	2004
Client A	$ -	$ 2,852,667
Client B	-	446,800
Client C	428,839	-
Client D	330,000	-



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Member and Board of Directors
Virchow Krause Capital, LLC and Subsidiary
Madison, Wisconsin

In planning and performing our audits of the financial statements of Virchow Krause Capital, LLC and Subsidiary (the "Company"), for the years ended May 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).
2. Determining compliance with exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of Virchow Krause Capital, LLC and Subsidiary for the year ended May 31, 2005, and this report does not affect our report thereon dated June 30, 2005.

At various times from December 2004 to June 14, 2005, the Company's net capital was under the early warning levels and did not meet the net capital requirements due to an expansion of business and the concurring increase in nonallowable receivables held by the Company. Upon discovery, the sole member contributed $100,000 and the Company filed notice with all applicable regulatory agencies on June 14, 2005. An additional $50,000 was subsequently contributed to the Company by the member on June 30, 2005. Management has also informed us that it has been in compliance with the net capital requirements since the above notices were filed.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matter discussed immediately above, we believe that the Company's practices and procedures were adequate at May 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
June 30, 2005